Federal-Mogul Holdings Corporation

27300 West 11 Mile Road

Southfield, Michigan 48034

August 17, 2015

VIA EDGAR

Julia Griffith

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal-Mogul Holdings Corporation
Registration Statement on Form S-3
File No. 333-206109

Dear Ms. Griffith:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Federal-Mogul Holdings Corporation (“Federal-Mogul”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-206109) (the “Registration Statement”) be declared effective at 10:00 a.m. (Washington D.C. time), on Thursday, August 20, 2015, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Federal-Mogul acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Federal-Mogul from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	Federal-Mogul may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Julia Griffith

August 17, 2015

Please call Bruce A. Toth at (312) 558-5723 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Brett D. Pynnonen
Brett D. Pynnonen
Senior Vice President and General Counsel
Federal-Mogul Holdings Corporation

cc: Bruce A. Toth